Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 10 DATED OCTOBER 18, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

FR - Timbergrove Village Controlled Subsidiary – Timbergrove Village Property - Houston, TX

On October 12, 2021, we acquired ownership of a “majority-owned subsidiary,” FR - Timbergrove Village, LLC (the “FR - Timbergrove Village Controlled Subsidiary”), for a purchase price of approximately $1,151,000, which is the stated value of our equity in a new investment round in the FR - Timbergrove Village Controlled Subsidiary (the “Timbergrove Village Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the FR - Timbergrove Village Controlled Subsidiary for a purchase price of approximately $10,359,000 (the “Timbergrove Village Interval Fund Investment” and, together with the Timbergrove Village Growth VII eREIT Investment, the “Timbergrove Village Investment”). The FR - Timbergrove Village Controlled Subsidiary used the proceeds of the Timbergrove Village Investment to acquire 8.9 acres of unimproved land generally located off of Minimax Drive in Houston, TX (the “Timbergrove Village Property”). We anticipate the FR - Timbergrove Controlled Subsidiary, or one of our affiliates, will construct ninety-seven (97) single-family homes on the Timbergrove Property, with the first set of homes expected to be delivered in October 2022. The initial Timbergrove Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Timbergrove Growth VII eREIT Investment and Timbergrove Property occurred concurrently.

The FR - Timbergrove Village Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Timbergrove Village Growth VII eREIT Investment, we have authority to manage the Timbergrove Village Property through the FR - Timbergrove Village Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Timbergrove Village Investment, paid directly by the FR - Timbergrove Village Controlled Subsidiary.

The total purchase price for the Timbergrove Village Property is anticipated to be approximately $42,685,000, an average of approximately $440,000 per home. The Timbergrove Village Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately ten (10) homes per month, with full delivery of the ninety-seven (97) homes expected in July 2023.

The Timbergrove Village Property will have a mix of unit types and floorplans, ranging from 1,804 square foot, 3 bedroom, 2.5 bath homes to 2,127 square foot, 3 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Timbergrove Village Property.

The following table contains underwriting assumptions for the Timbergrove Village Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Timbergrove Village Property	5.00%	3.27%	2.75%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.